UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

Commission file number: 1-4364

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Ryder System, Inc.
11690 NW 105 Street
Miami, Florida 33178

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Ryder System, Inc. 401(k) Savings Plan
Miami, Florida

We have audited the accompanying statement of net assets available for benefits of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the 2015 financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the 2015 financial statements as a whole.

/s/ BDO USA, LLP
Miami, Florida
June 28, 2016

Report of Independent Registered Certified Public Accounting Firm

To the Administrator of
Ryder System, Inc. 401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Ryder System, Inc. 401(k) Savings Plan (the “Plan”) at December 31, 2014, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Miami, Florida
June 25, 2015

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2015	2014
Assets
Investments (at fair value):
Mutual funds	$359,621,197	$552,647,457
Fixed income securities	141,009,673	149,813,619
Common collective trusts	436,319,027	229,579,359
Ryder System, Inc. common stock	72,750,527	123,101,273
Short-term money market instruments	2,489,194	1,671,422
Wrapper contracts	25,019	34,852
Total investments	1,012,214,637	1,056,847,982
Receivables:
Notes receivable from participants	35,426,769	34,946,812
Participant contributions	201,122	424,701
Employer contributions	120,544	339,427
Due from broker	24,206	668,797
Total receivables	35,772,641	36,379,737

Total assets	1,047,987,278	1,093,227,719

Liabilities
Due to broker	236,871	162,914
Other liabilities	18,840	48,706

Total liabilities	255,711	211,620

Net assets available for plan benefits (at fair value)	$1,047,731,567	$1,093,016,099

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(521,297)	(1,388,993)

Net assets available for plan benefits (at contract value)	$1,047,210,270	$1,091,627,106

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
	2015	2014
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in value of investments	$(51,737,078)	$64,496,138
Dividends	23,244,246	25,530,373
Interest	2,055,815	1,884,428
Net investment income	(26,437,017)	91,910,939

Interest income on notes receivable from participants	1,136,513	1,057,337

Contributions:
Employer	30,902,896	28,441,089
Participants	46,220,593	42,228,259
Participant rollovers	6,634,399	6,275,545
Total contributions	83,757,888	76,944,893

Total additions	58,457,384	169,913,169

Deductions from net assets attributed to:
Benefits paid to plan participants	101,538,462	101,112,058
Administrative expenses	1,335,758	1,391,636
Total deductions	102,874,220	102,503,694

Net (decrease) increase	(44,416,836)	67,409,475

Transfer in from other plans	—	—

Net assets available for plan benefits:
Beginning of year	1,091,627,106	1,024,217,631
End of year	$1,047,210,270	1,091,627,106

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Description of Plan

The following description of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General
The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is the Ryder System, Inc. Retirement Committee. The Plan's trustee and recordkeeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.

Eligibility
Participation in the Plan is voluntary. In general, all employees on the U.S. payroll of Ryder System, Inc. (the “Company”) and its subsidiaries that have adopted the Plan are immediately eligible to participate in the Plan. However, the following employees or classes of employees are not eligible to participate: (a) an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan; (b) employees eligible to participate under another Company sponsored qualified savings plan; and (c) leased employees.

Contributions
Participant Contributions
Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of: a) 50% of compensation, b) the IRS limit of $18,000 and $17,500 for 2015 and 2014, respectively, or c) such other amount as shall be determined by the Company’s Retirement Committee from time to time. Additionally, participants may elect to make after-tax contributions to the Plan.

Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $6,000 in addition to the IRS limit of $18,000 for the year ended December 31, 2015 and $5,500 in addition to the IRS limit of $17,500 for the year ended December 31, 2014. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of twenty-three investment options and may direct the recordkeeper to transfer among investment options on a daily basis.

Employer Contributions
If a participant meets certain requirements related to employment date, age and service hours, the Company may contribute to the participant's account. Company contributions are invested in the investment options in the same allocation percentages as each participant’s contributions.

Salaried and non-salaried employees, other than field hourly employees of Ryder Integrated Logistics, Inc. (“RIL”), a wholly-owned subsidiary of the Company and other employee groups as described below, that are not grandfathered into the Ryder System, Inc. Retirement Plan are eligible to receive: (a) Company contributions equal to 3% of eligible pay, even if employees do not make contributions to the Plan and (b) a 50% Company match of participant contributions of up to 5% of eligible pay, subject to IRS limits upon meeting eligibility requirements.

For field hourly employees of RIL, the Company will make a basic contribution of $400 pro-rated on an annual basis whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The Plan was amended on July 1, 2011 to include employees (SDS/DCC employees) acquired through the Scully Distribution Services, Inc. acquisition. Acquired SDS/DCC employees are eligible to participate in the Plan and will be credited with service earned while employed by the Scully companies. Once eligibility for employer matching contributions has been met, this group of employees, and newly hired employees and employees that transfer into these operations will be eligible to receive a 30% Company match of participant contributions up to 5% of eligible pay.

The plan was amended on June 18, 2012 to provide that employees (1) hired into the Company’s Dedicated Contract Carriage (“DCC”) division on or after April 1, 2012, and who are employed to service a new customer account for a customer with a primary account location located in (i) Arizona, (ii) California, (iii) Washington, (iv) Oregon, (v) Utah, (vi) Idaho, or (vii) Nevada, or who were hired by the Company prior to April 1, 2012 and (2) that have been transferred on or after April 1, 2012 to service a customer account in any of the seven account locations noted above; will not receive a Company contribution. However, upon satisfaction of the eligibility waiting period, these employees will receive a Company matching contribution of 30% of the first 5% of eligible pay.

On January 1, 2011, the Plan was amended to include employees acquired through the Total Logistic Control (“TLC”) acquisition, which was completed on December 31, 2010. The acquired TLC employees who met the requirements and were deemed eligible to participate under TLC’s plan were immediately eligible to receive Company matching contributions under the Plan. The acquired TLC hourly employees are eligible to receive: a) a 100% Company match of participant contributions up to 4% of eligible pay and b) a 50% Company match of participant contributions of the next 2% of eligible pay. The acquired salaried TLC employees are eligible to receive the same benefit as all other salaried employees (defined above). All acquired TLC employees are fully vested in the Company matching contributions.

The Company may make a discretionary contribution for salaried and non-salaried employees, other than RIL employees. This discretionary contribution may be based on the Company’s attainment of specified performance goals. Company contributions are for the benefit of those participants who meet eligibility requirements as defined by the Company’s Retirement Committee. For the years ended December 31, 2015 and 2014, the Company did not make any discretionary contributions.

Contributions are subject to certain IRS limits.

Vesting
Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. Participants will also become fully vested in Company contributions and the earnings attributable to such contributions when they reach age 65, become permanently disabled or upon death while employed by the Company. RIL field hourly employees’ basic Company contributions and the match on the first $300 of participant contributions are immediately fully vested.

Participant Accounts
Each participant's account is credited with the participant's contribution and with allocations of: (a) the Company's contribution, (b) Plan earnings, and charged with an allocation of administrative expenses. Expenses are allocated evenly across all eligible accounts for recordkeeping services. Loan and distribution expenses are charged directly to the respective participant. Trustee fees are allocated to participants’ accounts on a pro-rata basis based on the participant’s account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant's vested account. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. In 2015 and 2014, employer contributions were reduced by $1,552,772 and $1,691,401, respectively, from forfeited nonvested accounts. At December 31, 2015 and 2014, forfeited nonvested accounts available to reduce future employer contributions totaled $2,414 and $14,212, respectively.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a fixed rate which is the prime rate as received from Reuters updated on the first business day of the quarter. The loan’s interest rate is fixed for the life of the loan. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

Benefits Paid
If a participant leaves the Company, the participant is entitled to receive the vested value of the account balance. If a participant’s vested account value is $1,000 or less, it will be paid as an automatic distribution. As of December 31, 2015 and 2014, there were no automatic distributions pending. If the vested value of the account balance is greater than $1,000, a participant may request an immediate lump-sum payment, or a participant may choose to delay payment to a later date, but not beyond April 1st of the year after the participant reaches age 70 ½. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship as defined by the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Accounting guidance requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the Plan. Accordingly, the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

Investment Valuation and Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividends on mutual funds and Ryder System, Inc. common stock are recorded on the record date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants
Notes Receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Loans in default are recorded as distributions based upon the terms of the plan document and are included in benefits paid to participants. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Due to/from broker
Due to/from broker for investment securities purchased/sold include amounts payable or receivable to/from clearing organizations relating to investment security transactions to be settled.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Trustee fees, management fees and other fund expenses are paid from the assets of the Plan. Loan administrative and origination fees and recordkeeping fees are paid by the participants. Investment related expenses are included in net (depreciation) appreciation in value of investments.

Recent Accounting Pronouncements
On July 31, 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) - (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient - A Consensuses of the FASB Emerging Issues Task Force. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value by eliminating the requirement to disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU No. 2015-12 became effective for the Plan January 1, 2016, with early adoption permitted. Management is currently evaluating the effect that the provisions of ASU No. 2015-12 will have on the Plan's financial statements.

On May 1, 2015, the FASB issued ASU 2015-07, Fair Value Measurements (Topic 820) - Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirements to categorize within the fair value hierarchy and to make certain disclosures for investments eligible to be measured at fair value using the net asset value per share practical expedient. The ASU became effective for the Plan January 1, 2016, with early adoption permitted. Since this new guidance only amends the disclosure requirements, it will not impact the Plan’s statements of net assets available for plan benefits or statements of changes in net assets available for plan benefits.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3.    Fair Value Measurements

The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are as follows:

Level 1
Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs for the asset or liability. These inputs reflect the Plan’s own assumption about the assumptions a market participant would use in pricing the asset or liability.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period. There have been no changes in the methodologies at December 31, 2015 and 2014.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following tables present the Plan assets that are measured at fair value, on a recurring basis, and the levels of inputs used to measure fair value:

	Fair Value Measurements
	At December 31, 2015

Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$204,245,697	$—	$—	$204,245,697
International growth funds	47,239,543	—	—	47,239,543
Index funds	65,953,317	—	—	65,953,317
Fixed income funds	42,182,640	—	—	42,182,640
	359,621,197	—	—	359,621,197

Synthetic guaranteed investment contracts:
Fixed income securities	—	141,009,673	—	141,009,673
Wrapper contracts	—	—	25,019	25,019
	—	141,009,673	25,019	141,034,692

Common collective trusts	—	436,319,027	—	436,319,027
Ryder System, Inc. common stock	72,750,527	—	—	72,750,527
Short-term money market instruments	2,489,194	—	—	2,489,194
Total investments at fair value	$434,860,918	$577,328,700	$25,019	$1,012,214,637

	Fair Value Measurements
	At December 31, 2014

Description	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$385,701,354	$—	$—	$385,701,354
International growth funds	54,469,642	—	—	54,469,642
Index funds	67,522,985	—	—	67,522,985
Fixed income funds	44,953,476	—	—	44,953,476
	552,647,457	—	—	552,647,457

Synthetic guaranteed investment contracts:
Fixed income securities	—	149,813,619	—	149,813,619
Wrapper contracts	—	—	34,852	34,852
	—	149,813,619	34,852	149,848,471

Common collective trusts	—	229,579,359	—	229,579,359
Ryder System, Inc. common stock	123,101,273	—	—	123,101,273
Short-term money market instruments	1,671,422	—	—	1,671,422
Total investments at fair value	$677,420,152	$379,392,978	$34,852	$1,056,847,982

For the year ended December 31, 2015, there were no transfers in or out of Levels 1, 2 and 3.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following table sets forth a summary of the changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2015 and 2014:

Wrapper Contracts

Balance at January 1, 2014	$37,755
Unrealized losses relating to instruments held at December 31, 2014	(2,903)
Balance at December 31, 2014	34,852
Unrealized losses relating to instruments held at December 31, 2015	(9,833)
Balance at December 31, 2015	$25,019

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation (depreciation) in fair value of investments in the Statements of Changes in Net Assets Available for Plan Benefits.

The following is a description of the valuation methodologies used as well as the level of input used to measure fair value.

Mutual funds: valued at quoted market prices, which represent the net asset value of the shares held in such funds. Each of these funds is considered an open ended mutual fund and are valued using a market approach. Fair value is based on a daily net asset value (“NAV”) that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and therefore the mutual funds have been classified within Level 1 of the fair value hierarchy.

Synthetic guaranteed investment contracts (“GICs”): are stated at fair value. The fair value of GICs is calculated based on the market values of the underlying securities. A synthetic GIC is comprised of two components, an underlying investment contract (Fixed income securities) and a “wrapper” contract. Wrapper contracts generally change the investment characteristics of underlying securities to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal due to a participant’s retirement, disability or death, or participant directed transfers, in accordance with the terms of the Plan. The fair value of the wrapper contracts is determined using a discounted cash flow model which considers recent rebids as determined by recognized dealers, discount rate and the duration of the underlying portfolio and have been classified within level 3 of the fair value hierarchy.

The investment contract includes a variety of investment grade government and corporate debt securities. The government and corporate debt securities are not actively traded and fair values are estimated using bids provided by brokers, dealers or quoted prices of similar securities with similar characteristics or pricing models and have been classified within Level 2 of the fair value hierarchy.

Common collective trusts: valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value. Each fund consists of a commingled trust that invests in a diversified portfolio of equity index, fixed income index and/or short-term products. The investment objective of each portfolio is to achieve a high total return until its target retirement date. Thereafter, each portfolio's objective will be to seek high current income and, as a secondary objective, capital appreciation. There are no trading restrictions on these investments.
The fund’s fair value is measured as the fair value of the ownership interest in the fund. Since the units of the trusts are not actively traded, the fair value measurements have been classified within Level 2 of the fair value hierarchy.

Ryder System, Inc. common stock: valued at the closing price reported on the active market on which the individual security is traded and therefore, has been classified within Level 1 of the fair value hierarchy.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Short-term money market instruments: are stated at NAV. The short-term money market instruments are invested in the Colchester Street Fund - Money Market Portfolio: Class I and Fidelity Institutional Money Market Portfolio: Class I fund. The funds invest in money market funds to provide daily liquidity. Fair value is based on the NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and were therefore classified within Level 1 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.     Investments

The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31:

	2015	2014

Ryder System, Inc. common stock, 1,280,143 and 1,325,808 shares, respectively	$72,750,527	$123,101,273

Fidelity Contrafund K, 1,130,010 and 1,145,077 shares, respectively	$111,735,387	$112,103,045

Fidelity Growth Co. K, 1,347,211 shares	*	$177,454,587

Fidelity Growth Co. Pool, 14,149,321 shares	$183,658,181	**

JP Morgan Equity Income Select Fund, 4,975,986 shares	*	$71,007,316

JP Morgan Equity Income, 4,626,828 shares	$62,786,059	**

MSF Institutional International Equity, 2,371,401 shares	*	$49,585,995

* As of December 31, 2015, this investment did not represent 5% or more of the Plan’s net assets.
** As of December 31, 2014, this investment did not represent 5% or more of the Plan’s net assets.

The Plan's investments (including gains (losses) on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows during the years ended December 31:

	2015	2014

Mutual funds	$(2,181,708)	$26,114,493
Common collective trusts	(3,503,851)	12,466,696
Ryder System, Inc. common stock	(46,051,519)	25,914,949
	$(51,737,078)	$64,496,138

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

5.    Investment Contracts with Insurance Companies

The Interest Income Fund, one of the Plan's investment options, may be invested in short-term money market instruments and in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for the benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing option and (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

In general, the wrap issuers may terminate the contract at fair value if there is a change in the qualification status of the Plan, if there is a breach of material obligations under the contract and misrepresentations by the contract holder, if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines, if the contract holder assigns its interest in the contract without permission, if the investment manager is terminated and a successor manager acceptable by the wrap issuers is not appointed, or the contract holder engages in fraud or deceit related to the wrap contract.

The average yield earned by the Plan for all investments held by the Interest Income Fund was approximately 1.1% and 0.8% for the year ended December 31, 2015 and 2014, respectively. The average yields earned by the Plan for all investments held by the Interest Income Fund based on the actual interest rates credited to participants was approximately 1.1% and 0.9% for the year ended December 31, 2015 and 2014, respectively.

6.    Risks and Uncertainties

The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twenty-three participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder System, Inc. common stock fund, which invests in a single security. The Plan's exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

7.    Related Party Transactions and Party-In-Interest Transactions

The Plan holds shares of Ryder System, Inc. common stock (1,280,143 and 1,325,808 shares at December 31, 2015 and 2014, respectively), and recorded dividend income ($2,007,440 and $1,924,608 in 2015 and 2014, respectively), net realized gains on sale ($8,871,826 and $11,040,074 in 2015 and 2014, respectively) and net unrealized (depreciation) appreciation in value of these securities (($54,923,345) and $14,874,875 in 2015 and 2014, respectively). Accordingly, these shares qualify as a party-in-interest.

The Plan also holds shares of mutual funds managed by Fidelity Management Company, which are affiliated with the Plan's current trustee. The Plan has recorded dividend income, net realized gains (losses) on sales and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these transactions qualify as a party-in-interest.

Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $797,209 and $783,430 for the years ended December 31, 2015 and 2014, respectively. These fees are recorded as administrative expenses in the accompanying Statements of Changes in Net Assets Available for Plan Benefits.

8.    Plan Termination

While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account and would become 100 percent vested in their employer contributions.

9.    Tax Status of the Plan

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated September 23, 2013 has been obtained from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the code.

Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

10.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014

Net assets available for plan benefits per the financial statements	$1,047,210,270	$1,091,627,106
Adjustment for fair value of fully benefit-responsive
investment contracts	521,297	1,388,993
Net assets available for plan benefits per the Form 5500	$1,047,731,567	$1,093,016,099

The following is a reconciliation of total additions per the financial statements to the Form 5500:

	December 31,
	2015	2014

Total additions per the financial statements	$58,457,384	$169,913,169
Prior year adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(1,388,993)	(1,857,081)
Current adjustment from fair value to contract value
for fully benefit-responsive investment contracts	521,297	1,388,993
Total income per the Form 5500	$57,589,688	$169,445,081

11.    Subsequent Events

The plan evaluated subsequent events through June 28, 2016, the date the financial statements were available to be issued.

On January 1, 2016, the Plan was amended for new hires and re-hires. Effective January 1, 2016, matching contributions for new hires and re-hires, regardless of position, shall equal 50% company match of participant contributions up to 6% of eligible pay, subject to IRS limits upon meeting eligibility requirements. In no event will a new hire or re-hire be eligible to receive employer contribution.

Additionally, the Plan replaces the 30% matching contribution up to 5% of eligible pay for the employees acquired through Scully Distribution Services and employees hired into the company’s Dedicated Contract Carriage (“DCC”) on or after April 1, 2012.

Also on January 1, 2016, effective for plan years beginning with the 2016 plan year, the employer contribution for eligible employees shall be made annually as of the last day of the plan year in an amount equal to 3% of the participant’s compensation for the plan year. An employee must be employed by Ryder on December 31 of the plan year to be eligible to receive the plan year’s employer contribution. Contributions will be calculated for periods during which a person is eligible during the year.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	SHORT-TERM MONEY MARKET INSTRUMENTS:

*	COLCHESTER STREET FUND: MONEY MARKET PORTFOLIO:CLASS I	—	0.2010%	**	$1,564,449
*	FIDELITY INSTITUTIONAL MONEY MARKET PORTFOLIO:CLASS I	—	0.0690%	**	924,745
	Total Short-Term Money Market Instruments				2,489,194

	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:

	FIXED INCOME SECURITIES:
	SSGA GOVERNMENT ST INVESTMENT FUND	—	1.2300%	**	2,278,162
	AT&T INC	6/30/2020	2.4500%	**	150,746
	ABBVIE INC	5/14/2018	1.8000%	**	367,194
	ABBVIE INC	5/14/2020	2.5000%	**	218,543
	ALLYL	12/20/2017	1.2100%	**	69,724
	ALLYA	9/16/2019	1.3900%	**	201,295
	AMXCA	4/15/2020	1.4900%	**	215,219
	AMXCA	6/15/2020	1.4300%	**	724,198
	AMERICAN HONDA	7/14/2017	1.2000%	**	500,598
	AMERICAN INTL	1/16/2018	5.8500%	**	200,948
	ANHEUSER BUSCH	7/15/2017	1.3750%	**	316,947
	AUSTRALIA & NZ BKG	11/16/2018	2.0000%	**	250,155
	BAT INTL FIN	6/15/2020	2.7500%	**	290,400
	BAT INTL FIN	6/15/2018	1.8500%	**	430,189
	BG ENERGY	10/15/2016	2.8750%	**	203,366
	BNP PARIBAS MTN	9/14/2017	2.3750%	**	326,076
	BPCE SA	2/10/2017	1.6250%	**	351,426
	BPCE SA	7/15/2019	2.5000%	**	253,720
	BMWLT	12/20/2017	1.2400%	**	287,667
	BANK AMER NA	3/26/2018	1.6500%	**	249,387
	BANK AMER FDG CRP	1/15/2019	2.6000%	**	863,076
	BANK AMER FDG COR	8/25/2017	1.7000%	**	321,014
	BANK TOKYO-MTS	9/9/2016	1.5500%	**	453,003
	BANK T-M UFJ	9/8/2017	1.4500%	**	299,473
	BKTOKYO MIT	3/5/2018	1.7000%	**	199,467
	BAYER US FIN	10/6/2017	1.5000%	**	340,054
	BAYER US FIN2	10/8/2019	2.3750%	**	201,274
	BECTON DICKINSO	12/15/2019	2.6750%	**	46,318

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	CVS HEALTH CORP	7/20/2020	2.8000%	**	131,249
	COMET	1/15/2020	1.2600%	**	1,000,269
	COMET	1/15/2021	1.3900%	**	288,538
	COMET	5/17/2021	1.6000%	**	288,229
	CAPITAL ONE BK	8/17/2018	2.3500%	**	252,686
	CARMX	5/15/2020	1.6300%	**	137,478
	CARMX	11/15/2019	1.3800%	**	150,435
	CELGENE CORP	8/15/2018	2.1250%	**	131,097
	CHAIT	1/15/2019	1.1500%	**	749,803
	CHAIT	2/18/2020	1.5900%	**	370,210
	CHAIT	7/15/2020	1.6200%	**	277,255
	CHEVRON PHIL	5/1/2018	1.7000%	**	287,223
	CHEVRON CORP NE	12/5/2017	1.1040%	**	323,042
	CISCO SYSTEMS	6/15/2018	1.6500%	**	291,416
	CITIGROUP INC.	8/14/2017	1.5500%	**	300,557
	CITIGROUP INC.	11/24/2017	1.8500%	**	620,296
	CITIGROUP INC.	4/27/2018	1.7000%	**	146,055
	CITIGROUP	7/30/2018	2.1500%	**	151,244
	CITIGROUP INC.	12/7/2018	2.0500%	**	139,449
	CITIZENS BANK NA	12/4/2017	1.6000%	**	297,556
	CITIZENS BANK NA	12/3/2018	2.3000%	**	250,185
	COMWTH BK AUS	3/12/2018	0.9020%	**	796,100
	COMMONWLTH BK ASTL	3/13/2017	1.1250%	**	330,347
	COMMONWEALTH BK NY	9/8/2017	1.4000%	**	471,064
	COMWLTH EDISON	8/15/2016	5.9500%	**	1,049,936
	CONOCOPHILLIP	5/15/2018	1.5000%	**	285,259
	CREDIT SUISSE NY	5/26/2017	1.3750%	**	398,661
	DAIMLER FIN	8/1/2017	1.3750%	**	797,384
	DAIMLER FIN	3/2/2018	1.6500%	**	238,428
	DAIMLER FIN NA	5/18/2018	1.6500%	**	148,198
	DANAHER CORP	9/15/2018	1.6500%	**	281,248
	DEERE JOHN CAP CORP	7/13/2018	1.6000%	**	51,151
	DEUTSCHE BANK AG	2/13/2017	1.4000%	**	829,788
	DCENT	4/15/2019	1.0400%	**	799,968
	DCENT	10/15/2019	1.2200%	**	1,549,127
	DCENT	4/15/2020	1.3900%	**	793,444
	DOMIMION RESOURCE	6/15/2018	1.9000%	**	231,955
	ENTERPRISE PRD	5/7/2018	1.6500%	**	59,658
	FHLG 15YR #E98688	8/1/2018	4.5000%	**	28,807
	FHLG 15YR #E99205	9/1/2018	4.5000%	**	11,244
	FHLG 15YR #E99833	10/1/2018	4.5000%	**	15,554
	FHLG 15YR #G13598	4/1/2020	5.0000%	**	58,568

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	FHLG 15YR #G15273	8/1/2026	3.5000%	**	350,221
	FHLG 25YR #G05815	7/1/2035	5.5000%	**	33,952
	FHLM ARM #1J1228	11/1/2035	2.4630%	**	29,778
	FHLG 10YR #J16393	8/1/2021	3.0000%	**	61,793
	FHLG 10YR #J16442	8/1/2021	3.0000%	**	56,159
	FHLM ARM #1B8124	5/1/2041	3.7060%	**	20,011
	FHLM ARM #1B8179	4/1/2041	3.2160%	**	16,987
	FHLM ARM #1B8304	5/1/2041	3.4510%	**	14,147
	FHLM ARM #1B8372	6/1/2041	3.6260%	**	24,147
	FHLM ARM	6/1/2041	3.2970%	**	16,224
	FHLM ARM #1B8533	8/1/2041	2.9770%	**	46,601
	FHLM ARM #1B8608	9/1/2041	3.1220%	**	32,265
	FHLM ARM #1B8659	9/1/2041	3.2080%	**	10,086
	FHLG #G01665	3/1/2034	5.5000%	**	48,623
	FHLG 15YR #E02787	9/1/2025	4.0000%	**	94,664
	FHLG 15YR #E02867	4/1/2026	4.0000%	**	48,340
	FHLG 15YR #B10931	11/1/2018	4.5000%	**	9,491
	FHLB	5/24/2017	0.8750%	**	964,557
	FHLM ARM #848185	8/1/2036	2.5760%	**	15,010
	FHLM AR #849255	10/1/2042	2.3620%	**	120,127
	FHR 2313 C	5/15/2031	6.0000%	**	14,961
	FHLMC	2/22/2017	0.8750%	**	1,487,613
	FNMA #310105	11/1/2034	5.5000%	**	268,051
	FNMA ARM #AI3469	7/1/2041	3.2490%	**	23,652
	FNMA ARM #AI4358	8/1/2041	2.9650%	**	16,914
	FNMA ARM #AI6050	7/1/2041	3.5530%	**	22,497
	FNMA ARM #AI6819	10/1/2041	3.3470%	**	7,615
	FNMA ARM #AI9813	9/1/2041	2.9800%	**	9,607
	FNMA ARM #AJ3399	10/1/2041	2.9910%	**	10,440
	FNMA ARM #AH5259	8/1/2041	2.7910%	**	75,281
	FNMA ARM #AO2244	6/1/2042	2.5570%	**	22,070
	FNMA 15YR #545725	6/1/2017	7.0000%	**	1,336
	FNMA 15YR #555532	12/1/2017	7.0000%	**	1,371
	FNMA 15YR #619196	2/1/2016	7.0000%	**	27
	FNMA 15YR #637071	3/1/2017	6.5000%	**	5,795
	FNMA ARM #735011	11/1/2034	2.4060%	**	28,258
	FNMA ARM #802852	12/1/2034	2.6740%	**	24,955
	FNMA ARM #889946	5/1/2035	2.4670%	**	37,079
	FNMA ARM #995017	2/1/2035	2.3880%	**	307,078
	FNMA ARM #995414	7/1/2035	2.5100%	**	35,635
	FNMA ARM #995415	10/1/2035	2.4090%	**	109,952

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	FNMA ARM #995606	11/1/2036	2.4500%	**	39,830
	FNMA ARM #995609	4/1/2035	2.5950%	**	14,258
	FNMA ARM #AD0066	12/1/2033	2.4890%	**	55,741
	FNMA ARM #AD0820	3/1/2040	2.5570%	**	26,484
	FNMA ARM #AD1555	3/1/2040	2.4710%	**	31,401
	FNMA ARM #AE6806	11/1/2040	2.9510%	**	8,328
	FIFTH THIRD BANK	8/20/2018	2.1500%	**	202,157
	FORDL	6/15/2018	1.1300%	**	364,496
	FORDO	2/15/2020	1.4100%	**	207,189
	GMALT	12/20/2018	1.6800%	**	139,265
	GMALT	9/20/2018	1.5300%	**	255,142
	GSINC	1/22/2018	2.3750%	**	175,302
	GOLDMAN SACHS GRP	9/15/2020	2.7500%	**	141,072
	GOLDMAN SACHS GRP	1/31/2019	2.6250%	**	651,711
	HSBC USA INC	1/16/2018	1.6250%	**	154,398
	HSBC USA INC	11/13/2017	1.5000%	**	299,243
	HSBC USA INC NE	3/5/2018	1.7000%	**	150,000
	HSBC USA INC	6/23/2019	2.2500%	**	159,389
	HALLIBURTON CO	11/15/2020	2.7000%	**	102,223
	HEALTH CARE REIT	9/15/2017	4.7000%	**	211,830
	HEWLETT PACK	10/5/2018	2.8500%	**	352,145
	HAROT	9/23/2019	1.2300%	**	189,498
	HSBC	5/15/2018	1.5000%	**	198,199
	HUNTINGTONBK	6/30/2018	2.0000%	**	248,443
	HART	11/15/2019	1.1200%	**	277,985
	HYUNDAI CAP AM	3/19/2020	2.6000%	**	148,493
	HYUNDAI CP AM	10/2/2017	2.1250%	**	118,917
	HYUNDAI CAP AME	2/6/2019	2.5500%	**	220,582
	INTERCONT EXCH	10/15/2018	2.5000%	**	118,657
	INTERCONT EXCH	12/1/2020	2.7500%	**	50,150
	JPMORGAN CHASE & CO	6/23/2020	2.7500%	**	290,523
	JPMC CO	10/29/2020	2.5500%	**	209,053
	JPMORGAN CHASE & CO	8/15/2017	2.0000%	**	808,819
	KEYBANK NATL	2/1/2018	1.6500%	**	250,883
	LOCKHEED MARTIN	11/23/2018	1.8500%	**	280,088
	MFRS & TRADERS TR	7/25/2017	1.4000%	**	801,217
	MUFG AMERICAS HLD	2/9/2018	1.6250%	**	43,898
	MCDONALDS CORP	12/7/2018	2.1000%	**	60,126
	MCGRAW HILL FINL INC	8/15/2018	2.5000%	**	89,369
	MEDTRONIC PLC	3/15/2020	2.5000%	**	156,267
	MEDTRONIC PLC	3/15/2018	1.5000%	**	253,989
	MBALT	8/15/2017	1.1000%	**	296,831

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	MET LIFE GLBL	1/10/2018	1.5000%	**	601,179
	MET LIFE GLB	4/10/2017	1.3000%	**	802,084
	MITSUBISHI	10/16/2019	2.4500%	**	200,348
	MIZUHO CORP BK	10/17/2017	1.5500%	**	711,679
	MIZUHO CORP	3/21/2018	1.8500%	**	249,958
	MIZUHO BANK	3/26/2018	1.8000%	**	249,533
	MORGAN STANLEY	1/27/2020	2.6500%	**	226,008
	MORGAN STANLEY	1/5/2018	1.8750%	**	534,325
	NEW YORK LIFE	10/30/2017	1.3000%	**	429,228
	NEW YORK LIFE G	11/2/2018	1.5500%	**	278,454
	NEXTERA ENER CAP	6/1/2017	1.5860%	**	219,499
	NALT	2/15/2017	0.8000%	**	999,454
	NAROT	5/15/2020	1.3700%	**	204,701
	NORDEA BK AB	4/4/2019	2.3750%	**	201,870
	NEF 2005-1	10/30/2045	1.0732%	**	54,867
	PNC NK PITT MTN	11/5/2018	1.8000%	**	360,156
	PRICOA GLOBAL	11/25/2016	1.1500%	**	850,872
	PRICOA GLOBAL	8/18/2017	1.3500%	**	229,588
	PRICOA GOLBAL	9/21/2018	1.9000%	**	280,496
	PROCTOR GAMBLE MTN	2/15/2019	4.7000%	**	78,645
	ROPER TECHNOLOGIES	12/15/2020	3.0000%	**	139,709
	ROYAL BK CAN GL	7/30/2018	1.8000%	**	421,918
	ROYAL BANK CANADA	12/10/2018	2.0000%	**	500,166
	SHERWIN WILLIAM	12/15/2017	1.3500%	**	168,665
	SIMON PROPERTY	2/1/2019	2.2000%	**	161,290
	SOUTHERN CA GAS	6/15/2018	1.5500%	**	498,581
	SOUTHERN POWER CO	6/1/2018	1.5000%	**	214,644
	SUMITOMO BKG	1/10/2019	2.4500%	**	253,825
	SUMITOMO BKG	7/11/2019	2.2500%	**	251,038
	SYNCT	4/15/2021	1.6000%	**	288,137
	TIME WARNER CAB	5/1/2017	5.8500%	**	205,903
	TORONTO DOMINI	10/19/2016	2.3750%	**	507,605
	TORONTO DOMINIO	3/13/2018	1.6250%	**	370,791
	TOTAL CAP INTL	6/28/2017	1.5500%	**	170,464
	TOTAL CAP INTL	1/10/2017	1.0000%	**	851,190
	TAOT	6/17/2019	1.3400%	**	349,361
	TRANS CAD PIPE	6/30/2016	1.2831%	**	349,419
	TRANSCANADA PIP	1/12/2018	1.8750%	**	301,499
	UBS AG STAMFORD	3/26/2018	1.8000%	**	250,785
	UBS AG STAM CT	6/1/2017	1.3750%	**	249,112
	USAOT	6/17/2019	1.2000%	**	143,409

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

	USTN	10/15/2017	0.875%	**	19,330,328
	USTN	12/31/2016	0.625%	**	11,715,745
	USTN	11/30/2017	0.875%	**	7,781,149
	USTN	12/15/2018	1.25%	**	15,387,529
	USTN	6/30/2017	0.75%	**	23,627,350
	USTN	5/15/2018	1%	**	5,656,785
	UNITEDHEALTH GRP	7/16/2018	1.9%	**	257,949
	VENTAS RLTY LP/CAP	4/30/2019	4%	**	146,529
	VOLKSWAGEN GR	5/23/2017	1.25%	**	781,918
	VOLKSWAGEN	5/22/2018	1.65%	**	278,986
	VWAOT	12/20/2017	1.25%	**	183,232
	WESTERN UN CO	8/22/2018	3.65%	**	207,661
	WESTPAC BANK CORP	5/19/2017	1.2%	**	799,227
	WESTPAC BANKING	12/1/2017	1.5%	**	308,394
	WISC ENERGY	6/15/2018	1.65%	**	84,334
	WOLS	10/15/2018	1.54%	**	255,341
	Total Fixed Income Securities				141,009,673

	WRAPPER CONTRACTS:
*	Transamerica Premier Life	evergreen	1.30% contract	**	10,585
*	State Street Bank and Trust Company, ACT/107035	evergreen	1.29% contract	**	14,434
	Total Wrapper Contracts				25,019

	Total Synthetic Guaranteed Investment Contracts				141,034,692

	MUTUAL FUNDS:
*	Spartan Ext Mkt Index		463,875 shares	**	23,286,509
*	Fidelity Contrafund K		1,130,010 shares	**	111,735,387
*	Spartan US Bond Idx Is		3,671,248 shares	**	42,182,640
*	Spartan 500 Index Inst.		594,162 shares	**	42,666,808
*	Spartan Int'l Index Ins		134,270 shares	**	4,824,317
	MFS Institutional International Equity Fund		2,297,643 shares	**	47,239,543
	JP Morgan Equity Income Select Fund		4,626,828 shares	**	62,786,059
	VOYA Small Cap Opps		465,506 shares	**	24,899,934
	Total Mutual Funds				359,621,197

	COMMON COLLECTIVE TRUSTS:
*	Pyramis Index Lifecycle Inc V		349,446 units	**	4,287,704
*	Pyramis Index Lifecycle 2005 Commingled Pool		107,528 units	**	1,376,357
*	Pyramis Index Lifecycle 2010 Commingled Pool		282,256 units	**	3,807,636
*	Pyramis Index Lifecycle 2015 Commingled Pool		1,494,352 units	**	20,039,267
*	Pyramis Index Lifecycle 2020 Commingled Pool		2,998,280 units	**	39,307,457
*	Pyramis Index Lifecycle 2025 Commingled Pool		3,424,842 units	**	46,680,598

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value		Cost	Current Value

*	Pyramis Index Lifecycle 2030 Commingled Pool		3,060,703 units	**	40,064,601
*	Pyramis Index Lifecycle 2035 Commingled Pool		2,418,251 units	**	32,380,384
*	Pyramis Index Lifecycle 2040 Commingled Pool		1,721,311 units	**	22,841,800
*	Pyramis Index Lifecycle 2045 Commingled Pool		1,509,282 units	**	20,164,009
*	Pyramis Index Lifecycle 2050 Commingled Pool		1,128,010 units	**	14,957,413
*	Pyramis Index Lifecycle 2055 Commingled Pool		496,225 units	**	6,753,620
*	Fidelity Growth Co Pool		14,149,321 units		183,658,181
	Total Common Collective Trusts				436,319,027

*	Ryder System, Inc. common stock		1,280,143	**	72,750,527
	Total investments per net assets available for plan benefits				1,012,214,637

*	Notes receivable from participants	maturing thru 2031	3.25% - 9.5%		35,426,769
	Investments at Fair Value				$1,047,641,406

*	Represents a Party-In-Interest
**	Indicates a participant directed investment; the cost disclosure is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC.
401(k) SAVINGS PLAN

Date June 28, 2016	By: /s/ Boon S. Ooi
Boon S. Ooi
Vice President of Global Compensation, Benefits and HRIS

EXHIBIT INDEX

EXHIBIT
NUMBER                DESCRIPTION

23.1	Consent of Independent Registered Certified Public Accounting Firm - BDO USA, LLP

23.2	Consent of Independent Registered Certified Public Accounting Firm - PricewaterhouseCoopers, LLP